SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Smith & Nephew plc
(Name of Issuer)

Ordinary Shares of 20¢ each
(Title of Class of Securities)

83175M205**
(CUSIP Number)

Cevian Capital II GP Limited

Whiteley Chambers

Don Street

St. Helier, Jersey JE2 4TR

Channel Islands

Attention: Norma O’Sullivan

+44 1534 828 514

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention:

Adriana F. Schwartz, Esq.

Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

 (Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. CUSIP number 83175M205 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer. Each ADS represents two Ordinary Shares. The ISIN number for the Ordinary Shares is GB0009223206.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 44,666,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,666,263
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 44,666,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11%
14	TYPE OF REPORTING PERSON IA, OO

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares of 20¢ each (the “Ordinary Shares”) of Smith & Nephew plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”). The principal executive offices of the Issuer are located at Building 5, Croxley Park Hatters Lane, Watford Hertfordshire WD18 8YE United Kingdom.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Cevian Capital II GP Limited, a limited company incorporated under the laws of Jersey (the “Reporting Person”), the general partner of Cevian Capital II Master Fund L.P., a Cayman Islands limited partnership (the “Master Fund”), with respect to the Ordinary Shares held by the Master Fund.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Ordinary Shares reported herein.

(b)	The principal business address of the Reporting Person is Capital House, 8 Church Street, St. Helier, Jersey, JE2 3NN, Channel Islands.

(c)	The principal business of the Reporting Person is to serve as the sole general partner and to act as investment manager to the Master Fund.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a limited company organized under the laws of Jersey.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Person has purchased for the account of the Master Fund an aggregate of 44,666,263 Ordinary Shares for an aggregate consideration (including brokerage commission) of approximately USD $561,244,640. The Master Fund funded these purchases out of its general working capital. The Ordinary Shares were purchased using British Pounds. For the purposes of this Schedule 13D, a conversion rate of USD $1.27615 for each GBP 1.00 was used.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business because it believed the Ordinary Shares represented an attractive investment opportunity.

In pursuing its investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose, engage in hedging or in similar transactions with respect to the Ordinary Shares, ADSs or other securities of the Issuer or securities related thereto at times, and in such manner, as it deems advisable to benefit from or on account of various factors, including but not limited to changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, acquisitions or the sale (or other disposition) or merger of the Issuer or any part of the Issuer’s business, or similar transactions. To evaluate such alternatives, the Reporting Person will routinely monitor, among other things, the Issuer’s operations, organizational and reporting structure, prospects, business development, performance of business units, governance, management, executive compensation, development of competitive positions, strategic matters and transactions (including acquisitions or the sale (or other disposition) or merger of the Issuer or any part of the Issuer’s business, or similar transactions), capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Person has discussed and intends to continue to discuss such matters with management, senior executives or the Board of the Issuer, other shareholders or investors, industry analysts, existing or potential strategic partners, acquirers or competitors, investment and financing professionals and other advisors, sources of credit and other relevant third parties. Such factors and discussions may materially affect, and result in, the Reporting Person modifying the Master Fund’s ownership of the Ordinary Shares, ADSs or other securities of the Issuer or securities related thereto, exchanging information with the Issuer and any of the foregoing persons pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions), proposing changes in the Issuer’s operations, governance, management, listing, capitalization, use of capital, financial metrics, capital allocations, organizational and reporting structure, corporate structure, strategy and plans of the Issuer (including acquisitions or the sale (or other disposition) or merger of the Issuer or any part of the Issuer’s business, or similar transactions), executive compensation, proposing or nominating director candidates to the Issuer’s board of directors, changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D and/or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D as the Reporting Person may deem appropriate. The Reporting Person may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage reported in this Schedule 13D is calculated based upon 874,350,233 Ordinary Shares reported to be outstanding as of June 30, 2024 in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on July 1, 2024.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	The transactions in the Ordinary Shares by the Reporting Person for the benefit of the Master Fund within the past sixty days are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Master Fund and the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2024

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Norma O’Sullivan
Name: Norma O’Sullivan
Title: Director

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

CEVIAN CAPITAL II GP LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Denzil Boschat	Director	Jersey	Cevian Jersey Managing Director	Capital House 8 Church Street St. Helier, Jersey JE2 3NN
Ronald M. Cacciola	Director	USA	Sole Proprietor, Snowden Management LLC	252 Snowden Lane, Princeton, New Jersey, 08450-3650, USA
W. Dexter Paine, III	Director	USA	Partner – Paine Schwartz Partners LLC	610 Broadway, 3rd Floor, New York, NY 10012, USA
James Bryant	Director	Jersey	Director – Highvern Fund Administrators Limited	Whiteley Chambers Don Street St. Helier, Jersey JE2 4TR
Norma O’Sullivan	Director	Jersey	Cevian Jersey Managing Director and Managing Director of TMGA Wealth Management Limited	Cevian Jersey: Capital House 8 Church Street St. Helier, Jersey JE2 3NN; TMGA: 1st floor IFC5 The Esplanade St Helier, Jersey JE2 3BY

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Master Fund within the past sixty days. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2024-06-27	1,557,020	12.46
2024-06-28	41,324,519**	12.57
2024-06-28	342,980	12.52
2024-07-01	400,000	12.52
2024-07-02	277,008	12.38
2024-07-03	764,736	12.59

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD $1.27615 for each GBP 1.00 was used.

**       Effected through a private transaction with a broker dealer counterparty.